                                                     October 11, 2005


BY HAND AND BY EDGAR
--------------------

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE:      Brookdale Senior Living Inc.
                  Amendment No. 2 to Registration Statement on Form S-1
                 (File No. 333-127372)
                  ------------------------------------------------------

Dear Mr. Spirgel:

         On behalf of Brookdale Senior Living Inc., a Delaware corporation (the "Company"), enclosed is a copy of Amendment No. 2 to the above-referenced Registration Statement (the "Registration Statement"), as filed with the Securities and Exchange Commission (the "Commission") on the date hereof, marked to show changes from Amendment No. 1 the Registration Statement on Form S-1 filed with the Commission on September 21, 2005.

         The changes reflected in the Registration Statement include those made in response to the comments (the "Comments") of the staff of the Commission (the "Staff") set forth in the Staff's letter of October 7, 2005 (the "Comment Letter"). The Registration Statement also includes other changes that are intended to update, clarify and render more complete, the information contained therein.

         Set forth below in this letter are the Company's responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

Form S-1
--------

Prospectus Summary, page 1
--------------------------

1. We note your response to prior comment 5, however, tell us in your response letter why you believe it is appropriate to add the 4,266 units/beds acquired after the publication of


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Brookdale Senior Living Inc.
October 11, 2005
Page 2 of 11


    the survey since other operators could have similarly added a significant number of units/beds.

         The Company is submitting to you supplementally as Annex A updated third-party support, for the statement that the Company is "the third largest operator of senior living facilities in the United States based on total capacity..." The survey by the American Seniors Housing Association included in Annex A is dated as of July 1, 2005, which is a date subsequent to the acquisition by the Company of all 4,266 units/beds with the exception of 117 units/beds that were acquired on July 22, 2005. The Company has concluded that it is the third largest operator after combining the data in the attached survey for units managed by Brookdale Living Communities, Inc. and Alterra Healthcare Corporation with the 4,266 units/beds units mentioned above.

2. Please see prior comment 8 and either reduce the sections entitled Industry Trends, Growth Strategy and Competitive Strengths or delete them. Most of this information does not appear to be so material to warrant inclusion in the summary.

         The disclosure on pages 3, 4 and 5 has been revised in response to the Staff's Comment.

3. We note your response to prior comment 9. However, please tell us in your response letter whether your long term leases and property ownership will result in a negative economic effect on your operations if the commercial real estate market declines in any of your geographic areas. If so, please balance your "financial control" statement.

         The disclosure on pages 1, 36 and 73 has been revised to further clarify the meaning of "financial control."

         The Company advises the Staff that it does not expect that any decline in the commercial real estate market would have a significant impact on its operations. Even in the event that there were a downturn in the commercial real estate market, pursuant to the terms of the Company's leases, its lessors are not able to terminate nor make significant changes to the terms of the leases. Furthermore, although its ability to sell its owned properties may be negatively impacted by such a downturn, the Company's strategy does not contemplate sale of facilities as a significant portion of its operations, and such a downturn would not have a significant impact on its operations.


Summary Combined Financial Information, page 7
----------------------------------------------

4. We note your disclosure in footnote (3) that a number of your debt and lease agreements contain covenants measuring facility operating income. You should expand your discussion of the non-GAAP measure to demonstrate compliance with financial covenants contained in your debt and lease agreements. For example, you need to discuss the following:

    o Describe the facility operating income measure requirement under the agreements;


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Brookdale Senior Living Inc.
October 11, 2005
Page 3 of 11

    o Compare the measure you disclosed with the required facility operating income metric under the financial covenant, if calculated in a different manner from the amount you disclose as facility operating income;

    o Disclose whether or not you were in compliance with the financial covenants.

         For additional guidance, refer to Item 10 of Regulation S-K and the document on Frequently Asked Questions on non-GAAP measures which is available on our website at:
    www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

                   The disclosure in footnote (3) on pages 10 and 11 has been revised in response to the Staff's Comment. Other than as disclosed on page 10 with respect to the pro forma adjustment for management fees and annual capital reserves, the Company advises the Staff that the facility operating income metric under the financial covenant is the same as that which the Company discloses as facility operating income.

5. In addition, you should disclose in your MD&A whether you were in compliance with the covenants measuring facility operating income.

         The disclosure on pages 36, 59 and 60 has been revised in response to the Staff's Comment.

6. Revise the table of financial data at page 8 to include cash flows from operating, investing and financing activities for the three months ended June 30, 2003 and 2004. Also include pro forma cash flow from operating activities for each period that your present pro forma cash earnings.

         The Company respectfully submits that the table on page 8 does not include financial information for the three months ended June 30, 2003. Accordingly, the Company has revised the disclosure to the table on page 8 to include cash flows from operating, investing and financing activities for the three months ended June 30, 2004 and 2005. In addition, the disclosure on page 8 has been revised in response to the Staff's Comment to present cash flow from operating activities for each period that the Company presents pro forma cash earnings.


Risk Factors, page 12
---------------------

Competition for the acquisition of strategic assets..., page 16
---------------------------------------------------------------

7. We note your response to prior comment 19. If any of your REIT competitors referenced here are public companies and they out bid you for a significant asset purchase there would be public disclosure of the purchase. Please confirm in your response letter that you are not aware of any such purchase.

         The Company advises the Staff that it is not aware of any instances where its public REIT competitors outbid it for any such acquisition.



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Brookdale Senior Living Inc.
October 11, 2005
Page 4 of 11


Selected Combined Historical Financial and Operating Data, page 34

8. Include earnings per share information for each period presented in the table of selected data. Also revise the table in the prospectus summary at page 8.

         The Company supplementally advises the Staff that it will revise the disclosure on page 8 to provide the pro forma earnings per share information for the three and six months ended June 30, 2005 and the year ended December 31, 2004 in a subsequent amendment to the Registration Statement when the Company revises the Registration Statement to include pricing information. The Company respectfully submits that the earnings per share information for the three and six months ended June 30, 2005 and 2004, and the years ended December 31, 2004, 2003, and 2002, presented on pages 8 and 34, result in a misleading number because they are based upon the absolute number of shares and membership interests of the individual entities party to the combination transaction. In addition, this information is not reflective of the current capitalization of the Company and is therefore not meaningful to investors.


Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------------
Operations, page 36
-------------------


Alterra Reorganization, page 39
-------------------------------

9. Briefly disclose "the various strategic initiatives that were begun by management in 2000 and 2001," the number of facilities that were sold and quantify the reduction in general and administrative expenses.

         The disclosure on page 40 has been revised in response to the Staff's Comment.


Financial Developments, page 41
-------------------------------

10. Based on the disclosures in the notes to pro forma information at page F-18, it appears you will adjust the amount of compensation expense for shares of BLC and membership interests of FEBC-ALT issued to executives in August 2005 based on the actual IPO price. If true, please disclose this in your discussion of the accounting for these options at page 42. If this is not the case, we may have additional comments when you file an amendment that includes the price range of the offering.

         The disclosure on page 42 has been revised in response to the Staff's Comment.


Non-GAAP Financial Measures
---------------------------

Cash Earnings, page 66
----------------------

11. Please disclose that cash earnings does not represent cash available for dividends or discretionary expenditures, since you may have mandatory debt service requirements or other non-discretionary expenditures that may not be reflected in this measure.


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Brookdale Senior Living Inc.
October 11, 2005
Page 5 of 11

         The disclosure on page 68 has been revised in response to the Staff's Comment.

12. We note your disclosure that your operating leases and loan agreements contain provisions requiring you to make minimum annual capital expenditures. You should disclose, if material, the impact this requirement might have on your financial condition and results of operations within MD&A. In addition, discuss what could happen if you are not able to make the required minimum annual capital expenditures.

         The Company advises the Staff that the impact of its minimum annual capital expenditure requirement does not generally have a material impact on its financial condition or results of operations. The disclosure on page 68 has been revised in response to the Staff's Comment regarding what could happen if the Company is not able to make the required minimum capital expenditures.


Business, page 71
-----------------

History, page 75
----------------

13. Based on disclosure in the filing it appears that Fortress Brookdale Investment Fund LLC is included in the common control group. Tell us why you have not identified the nature of the ownership or relationship in the chart showing the pre-combination structure.

    The disclosure on page 77 has been revised in response to the Staff's Comment to identify in the chart showing the pre-combination structure the nature of the relationship between Fortress Investment Group LLC and Fortress Brookdale Investment Fund LLC.

14. The post-combination chart shows a 74.4% interest for Fortress Investment Holdings, LLC. You disclose at page 76 that entities, other than Fortress Investment Holdings, will hold your common stock. Please revise the chart to reflect the actual stock ownership just prior to the offering.

         The disclosure on page 77 has been revised in response to the Staff's Comment.


Certain Relationships and Related Party Transactions, page 132
--------------------------------------------------------------

15. We note that for some transactions you state that you believe the terms and conditions were comparable to the terms you could have obtained from unaffiliated third parties and in some you state that you believe that the terms are "reasonable and customary for transactions of this type." Please clarify the distinction between these two conclusions.

         The disclosure on pages 138, 139, 140, and 141 has been revised in response to the Staff's Comment. The Company respectfully submits that there is no meaningful distinction between stating that it "believes the terms and conditions were comparable to the terms you could have obtained from unaffiliated third parties" and that the terms are "reasonable and customary for transactions of this type" and has revised the disclosure accordingly.


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Brookdale Senior Living Inc.
October 11, 2005
Page 6 of 11

Notes to the pro forma information
----------------------------------

Pro forma page F-7 - Note 1, basis of presentation
--------------------------------------------------

16. It appears that your calculation of earnings per share will include all common stock outstanding after the offering. Please revise the calculation to include only additional shares sold in the offering whose proceeds will be used to retire debt and purchase leased facilities.

         The Company respectfully submits that calculating earnings per share information based on the additional shares used to retire debt and purchase leased properties would understate the loss per share amount because it does not reflect the actual shares outstanding.


Note (C) Acquisition adjustments, page F-8

17. We reissue prior comment 70. In columnar format show the historical results of operations for each acquisition, the pro forma adjustments and the resulting pro forma information, as required by Article 11 of Regulation S-X. In addition, your adjustments to the statements of operations should only give effect to events that are directly attributed to the transaction, factually supportable and have a continuing impact. The pro forma information should not reflect changes resulting from management's actions or plans subsequent to the combination, such as the adjustment for general and administrative expense at page F-11. These types of changes are more akin to forecasts that you may present in the notes to the pro forma or other parts of the document.

         The disclosure on pages F-8, F-9, F-10 and F-11 has been revised in response to the Staff's Comment.

18. We reissue prior comment 71. Please delete adjustments F and G at page F-17 reflecting expected reductions in expense for synergies attributed to the mergers. These reflect changes resulting from management actions subsequent to the combinations and as discussed in the previous comment.

         The disclosure on page F-17 has been revised in response to the Staff's Comment.


Note (D) Initial Public Offering Adjustments, page F-13
-------------------------------------------------------

19. We note the revisions in response to prior comment 66. Please note that it is not apparent how some of the balance sheet adjustments shown in the column 'Initial Public Offering' at page F-3 reconcile to the entries described in Note (D). For example, we refer to the adjustment of $49,822 to the mortgage and other indebtedness caption. Please revise to identify each balance sheet adjustment and present all adjustments in a self-balancing format.

         The disclosure on pages F-12 has been revised in response to the Staff's Comment.


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Brookdale Senior Living Inc.
October 11, 2005
Page 7 of 11

20. Tell us how your calculation of the step-up in basis of the purchased minority interest shown in the table at page F-14 is consistent with the guidance in SFAS 141. It appears you should calculate the cost of the minority interest based on the fair value of the stock issued to the minority shareholders.

         The Company advises the Staff that upon consummation of this offering, the step-up in basis of the minority interest will be adjusted to reflect the fair value of the stock issued to the minority shareholders in accordance with SFAS No. 141. The Company supplementally advises the Staff that the step-up calculation will be based on the mid-point of the price range to be included in a subsequent amendment to the Registration Statement.


Unaudited pro forma statement of operations, GAAP EBITDA, Adjusted EBITDA and cash earnings, pages F-20 through F-23

21. We reissue prior comment 74. We continue to believe that the information in Schedules I and II constitutes the presentation of non-GAAP measures on the face of pro forma results of operations and is inappropriate. We also note that each line item for revenue and expense that reflects an adjustment to arrive at EBlTDA or Adjusted EBITDA is a separate non-GAAP measure, that requires all the disclosures defined in Item 10 of Regulation S-K. Please delete these schedules.

         Schedules I and II have been deleted in response to the Staff's
    Comment.


Combined Statements of Operations, page F-29

22. We reissue prior comment 76. Disclose on the face of the combined statements of operations the amount of depreciation and amortization that is excluded from the line item for facility operating expense. Refer to the guidance in SAB Topic 11.B.

         The disclosure on pages F-24 has been revised in response to the Staff's Comment.


Note 1 Organization, page F-35

23. Please expand your response to prior comment 81 to describe in more detail how you evaluated your business activities and applied the criteria in paragraph 10 of SFAS 131 in evaluating whether you have more the one operating segment.

         The Company supplementally advises the Staff that it has one operating segment related to the management, operation and acquisition and disposition of senior housing. The Company evaluated its business activities and applied the criteria in paragraph 10 of SFAS 131 as follows:

    (a) The Company's business activities are to provide the residents of our facilities access to a full continuum of services across all sectors of the senior living industry. In exchange for a set monthly fee, each resident receives housing and hospitality


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Brookdale Senior Living Inc.
October 11, 2005
Page 8 of 11

    services. In addition, health care services are provided at most facilities and may vary based on the regulatory environment where the facility is located. Operating expenses are also common to each facility with the largest expenses being labor, benefits, food, insurance and real estate taxes. While we combine our purchasing power to take advantage of discounts, none of the facilities purchase or provide goods and services to other facilities. All facilities that are owned or leased by the Company are generally operated in the same manner, generally provide the same range of services and generally serve the same customer, i.e., senior citizens. This business activity represents the source of the Company's revenue and expenses.

 (b) Operating results are regularly reviewed by the chief operating decision makers, the chief executive officer and co-presidents, on a facility-by-facility basis due to the similarity of operating activities and similarity of operating revenues and expenses. While the services and operations are generally complimentary across the facilities, margins, location, market, future prospects for a facility, and age of the facility play an important role in resource allocation amongst facilities. Facility net operating income is the primary financial statement metric used to assess performance across all facilities.

  (c) For each facility discrete financial information is available. This discrete financial information, which is described more fully in the Company's response to Comment 24 below, is regularly reviewed by the chief decision makers and in consultation with regional vice presidents and district management responsible for the operations of a group of facilities.

24. Please describe the type of information reviewed by the chief executive officer and co-presidents in allocating resources and assessing performance. You indicate in your response that discrete financial information is available by facility. Tell us whether this information is provided to the chief executive officer and co-presidents.

         The Company advises the Staff that the chief executive officer and co-presidents review operating results and discrete financial information in allocating resources and assessing performance. Discrete financial information is provided by facility to its chief executive officer and co-president and includes: occupancy data; leasing activity; move-ins and move-outs; average rental rate; average market rate; acuity levels and care provided; staffing and overtime; cost per delivered meal; insurance costs per unit/bed; operating margins; capital expenditures; and cash flow.

25. Your response suggests that you may be aggregating operating segments into one reportable segment, based on similar economic characteristics. If that is case, please provide us with the economic performance measures you used in your analysis and discuss how you concluded that these are similar. Please refer to the FASB implementation guide for SFAS 131.

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Brookdale Senior Living Inc.
October 11, 2005
Page 9 of 11


         Please refer to the Company's responses to Comments 23 and 24. Based on the information contained therein, the Company respectfully submits that it operates in one segment and has not aggregated operating segments.


Resident Fee Revenue, page F-40

26. We note you response to prior comment 83. Tell us how you applied the guidance in SFAS 78 in assessing whether refundable entrance fees are considered due on demand. For any entrance fee refund obligations that by their terms may be voluntarily terminated by the resident, resulting in the obligation to pay a refund to the resident within twelve months of termination, the guidance contained in SFAS 78 requires classification of the refund obligation as a current liability. Additionally, in determining the portion of the entrance fee related liabilities that should be classified as current liabilities, you should include the entire amount of potential refund as of the balance sheet date presented regardless of the likelihood or probability that it will be called.

         The Company advises the Staff that the entire amount of the potential refund has been classified as a current liability in the financial statements. Accordingly, the disclosure on pages 39, F-23, and F-36 has been revised in response to the Staff's Comment.


Note 1 Organization, page F-35

27. Disclose in more detail the basis for presenting combined financial statements. Identify the affiliates included in the control group. Disclose the nature of the relationships between Fortress Investment Group and each affiliate. Identify the factors or criteria you used in concluding that Fortress Investment Group and these entities constitute a control group.

         The disclosure on page F-30 has been revised in response to the Staff's Comment.

28. Tell us how you applied paragraph 3 of EITF 02-5 to the affiliates of Fortress Investment Group in evaluating whether common control exists among these entities. Discuss each affiliated entity and the nature of the affiliation. Describe the nature and significant terms of the management agreements shown in the pre-combination organization chart.

         The Company advises the Staff that Fortress Investment Group LLC ("FIG") is the managing member of Fortress Fund MM LLC and Fortress Fund MM II LLC (each an "LLC") and has the rights and powers to perform all acts necessary and desirable to the objects and purposes of each LLC which are the respective managing members of each of Fortress Investment Fund LLC and Fortress Investment Fund II LLC. The Company has revised the Registration Statement throughout to indicate that FIG is the managing member of Fortress Fund MM LLC and Fortress Fund MM II LLC.

         The Company further advises the Staff that in applying paragraph 3 of EITF 02-5 to the affiliates of Fortress Investment Group ("FIG") it concluded that FIG controlled


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Brookdale Senior Living Inc.
October 11, 2005
Page 10 of 11

    more than 50% of the voting ownership interest of each of Brookdale Living Communities ("BLC"), Alterra Healthcare Corporation ("Alterra"), Fortress CCRC Acquisition LLC ("Fortress CCRC") and FIT REN LLC ("FIT REN") in the following manner:

         BLC: FIG, through its affiliates, beneficially owned 55.09% of Fortress Brookdale Acquisition LLC ("FBA"), which owned 100% and 90.1% of BLC as of December 31, 2004 and August 2005, respectively. FIG is the managing member of Fortress Fund MM LLC, which is the managing member of Fortress Investment Fund LLC, which wholly owns Fortress Registered Investment Trust, which owns 50.51% of FBA. FIG also wholly-owns FIG Advisors LLC, which has an advisory agreement with Fortress Brookdale Investment Fund LLC ("FBIF"), a 4.58% holder of FBA pursuant to which FIG has investment and voting control over the securities held by FBIF.

         Alterra/Fortress CCRC/ FIT REN: FIG, through its affiliates, beneficially owned 73.49% of FEBC-ALT Investors LLC ("FEBC"), the indirect parent of Alterra, as of August 2005 (as of December 31, 2004, the affiliate of FIG owned 50% of FEBC and had the right to appoint a majority of the members of the FEBC board). FIG is the managing member of Fortress Fund MM II LLC, which is the managing member of Fortress Investment Fund II LLC, which wholly owns FIT II, which wholly owns FIT-ALT Investor LLC. FIT-ALT Investor owns 73.49% of FEBC, which is the indirect parent of Alterra. In addition, Fortress CCRC and FIT REN are wholly owned subsidiaries of FIT II.

29. When we receive your evaluation of the common control group, we may have additional comments about your proposed method of accounting for the minority shareholder groups in the merger with Brookdale Living Communities and Alterra Healthcare Corp.

         The Company duly notes the Staff's Comment and understands that the Staff may have additional comments.

30. We have considered your response to prior comment 78. We believe you should revise the financial statements to account for the non-controlling ownership interests in Brookdale and Alterra as minority interest. This presentation will clearly identify the portion that is not under common control and assist an investor in understanding the change in the structure subsequent to the formation transactions occurring prior to the offering.

         The Company respectfully requests the Staff reconsider its comment to reflect the non-controlling ownership interest as minority interest since the non-controlling owners have the same class of ownership as the owners of the controlling interest (affiliates of FIG). In connection with the formation transaction in September 2005, FIG and non-controlling owners exchanged their shares or membership interests for common shares of the Company. Now all owners have the same class of stock that affiliates of FIG or the public will receive in our offering. Two former members of FEBC-ALT will sell the shares of the Company that they own as part of the public offering. We respectfully submit that presenting the non-controlling


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Brookdale Senior Living Inc.
October 11, 2005
Page 11 of 11

    ownership as minority interest in the combined historical financial statements would not be meaningful to an understanding of the past and expected capital structure of the Company. The transparency of the financial statements is believed to be diminished by the presentation of the minority interest component as exemplified in the various reclassifications between minority interest and stockholders' equity which would be necessary, for instance, to reflect the purchase of 50% of the non-controlling interest in Alterra by FIT-ALT Investor LLC in the second quarter of 2005. Accordingly, the Company respectfully submits that the presentation of the non-controlling ownership as minority interest in the combined financial statements would reduce the usefulness and provide no comparability to the ongoing entity under which all Brookdale Senior Living Inc. shareholders now own the same class of common stock.


                                    * * * * *

         In addition, please note that the Company is submitting to you supplementally as Annex B copies of the artwork that it expects to include in its preliminary prospectus.

         Please contact the undersigned at (212) 735-3050 or Michael J. Schwartz at (212) 735-3694 should you require further information or have any questions.

                                             Very truly yours,


                                             /s/ Joseph A. Coco


                                             Joseph A. Coco, Esq.